Arthur Kacprzak Steps Down; Darren Myers is appointed Algonquin’s Chief Financial Officer

OAKVILLE, Ontario - August 30, 2022 - Algonquin Power & Utilities Corp. ("AQN" or "the Company") (TSX: AQN) (NYSE: AQN) is pleased to announce that it has appointed Darren Myers Chief Financial Officer. This follows the decision of Arthur Kacprzak to step down from this role effective immediately. Mr. Kacprzak has agreed to remain with the Company in an advisory capacity through the end of 2022 to support a smooth transition to his successor.

“I am delighted to have a financial executive with Darren’s proven leadership join Algonquin as the company continues to lead the decarbonization transformation in the energy and water industries. Darren has served as CFO for two premier Canadian public corporations and has significant capital markets experience in Canada and the US,” said AQN Chief Executive Officer Arun Banskota. “The Company will benefit from his breadth and depth of experience in finance, his strategic leadership, and commitment to ensuring a strong balance sheet as we continue to grow both our regulated and renewable businesses and provide strong returns to our shareholders.”

Mr. Myers most recently served as Executive Vice President and Chief Financial Officer at Loblaw (TSX: L), Canada’s largest retail company. During his tenure, he improved capital discipline, elevated the performance management system, and balanced long-term investments and earnings growth while the Company navigated challenges with market disruption and the COVID-19 pandemic. Prior to Loblaw, Mr. Myers spent 16 years at Celestica (NYSE and TSX: CLS), a global supply chain and manufacturing company. He was the Executive Vice President and Chief Financial Officer from 2012 to 2017 including responsibility for Global Business Services and IT. As CFO, he helped the company shift its strategy to grow in new markets, drive operational execution and generate cash flow and reduce debt.

“I want to take this opportunity to thank Arthur for his service over the last 10 years and most especially for his support when I joined Algonquin in February 2020 as President and through my transition to CEO,” said Mr. Banskota. “I know I speak for everyone at Algonquin in saying how grateful we are to him for his many contributions during a period of significant change at the Company.”

“I am confident that Darren will be instrumental in delivering the strong financial results shareholders expect from Algonquin”, said Board Chairman Ken Moore. “I also want to express my appreciation for Arthur’s dedication to the Company’s stellar performance. He has been an outstanding colleague and friend to the Company and the Board. We wish him all the best in his future endeavours.”

About Algonquin Power & Utilities Corp. and Liberty

Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions and value enhancing recycling of assets.
AQN's common shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Caution Regarding Forward-Looking Information

Certain written statements included herein constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will”, “expects”, “intends”, “plans”, “should” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained herein include, but are not limited to statements regarding the expectations regarding the CFO transition and the expected performance of AQN, including leadership in the decarbonization transformation and the delivery of growth and strong returns to shareholders. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their nature they rely upon assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN's most recent annual and interim Management Discussion and Analysis and most recent Annual Information Form, filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Director, Corporate Communications Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com Telephone: (905) 465-4500